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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

IFTH Acquisition Corp.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
456797109
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	456797109	Page	2	of	6

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,120,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,620,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,120,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 456797109	Page 3 of 6
Item 1. Security and Issuer
This Schedule 13D relates to shares of common stock, par value $0.01 per share, of IFTH Acquisition Corp., a Delaware corporation (“IFTH”), and is being filed by Scott R. Silverman. The principal executive offices of IFTH are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.
Mr. Silverman controls a member of Blue Moon Energy Partners LLC (“Blue Moon”), R&R Consulting Partners LLC, and is a manager of Blue Moon. William J. Caragol is a member and manager of Blue Moon. Messrs. Silverman and Caragol, together with Blue Moon, may be deemed to have become members of a group with respect to the shares of common stock, par value $0.01, of IFTH (the “Shares”) beneficially owned by them; however, the reporting person disclaims membership in a group. This Schedule 13D constitutes a separate filing by Mr. Silverman in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Blue Moon and Mr. Caragol are responsible solely for the information contained in their filings on Schedule 13D.
Item 2. Identity and Background
The name of the reporting person is Scott R. Silverman. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 and his present principal occupation or employment is chairman of the board of IFTH. Mr. Silverman is a citizen of the United States of America. Mr. Silverman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On August 1, 2008, Blue Moon entered into a Purchase Agreement for the purchase of 2,570,000 Shares from Digital Angel Corporation, which represented Digital Angel Corporation’s entire interest in IFTH. Blue Moon paid, in consideration for the Shares, $400,000, which amount was provided as capital contributions by the members of Blue Moon in consideration for the Shares. Mr. Silverman controls R&R Consulting Partners LLC, a member of Blue Moon, and is a manager of Blue Moon. On October 24, 2008, Mr. Silverman was granted, in lieu of salary compensation through the end of 2009, 1,000,000 Shares, 500,000 of which is restricted and vest upon the completion of a strategic transaction involving IFTH.
Item 4. Purpose of Transaction
The information set forth in Item 3 is incorporated by reference into this Item 4.
Except as set forth in this Schedule 13D, Mr. Silverman does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 456797109	Page 4 of 6
Item 5. Interest in Securities of the Issuer
(a) and (b) Mr. Silverman beneficially owns 4,120,000 Shares, 450,000 of which is stock options exercisable for Shares of IFTH, representing 57.7% of the outstanding common stock of IFTH. Mr. Silverman has sole voting power over 4,120,000 Shares and sole dispositive power over 3,620,000 Shares. Mr. Silverman lacks dispositive power over 500,000 Shares, which are restricted as to transfer and vest upon the completion of a strategic transaction involving IFTH.
Blue Moon and Mr. Caragol, who, together with Mr. Silverman may be deemed to have become members of a group, beneficially own Shares of IFTH as follows:

	Potential
	Deemed				Potential
	Ownership		Total Potential		Deemed
	Through	Other Shares	Deemed		Ownership
	Blue Moon	held	Ownership		Percentage
William J. Caragol	2,570,000	1,000,000	3,570,000	(1)	50%
Blue Moon	2,570,000	0	2,570,000	(2)	36%
(1) Mr. Caragol has sole voting power over all of these Shares and sole dispositive power over 3,070,000 of these Shares. Mr. Caragol lacks dispositive power over 500,000 Shares, which are restricted as to transfer and vest upon his appointment as an officer or director.
(2) Blue Moon has sole voting and dispositive power over all of these Shares.
(c) On October 24, 2008, Mr. Silverman, as chairman of the board of IFTH, and in lieu of salary compensation through the end of 2009, was granted 1,000,000 Shares, 500,000 of which is restricted and vest upon the completion of a strategic transaction involving IFTH. On October 24, 2008, Mr. Caragol, due to his appointment as acting chief executive officer and acting chief financial officer of IFTH, and in lieu of salary compensation through the end of 2009, received 1,000,000 Shares, 500,000 of which is restricted and vest upon his appointment as an officer or director.
(d) Blue Moon and its members, William J. Caragol, Barry Edelstein, Jeffrey Cobb and R&R Consulting Partners LLC, and its controlling member, Scott R. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of IFTH common stock deemed to be beneficially owned by Blue Moon.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Items 2 through 5 is incorporated by reference into this Item 6.
Except for the purchase agreement described above, to the knowledge of Mr. Silverman, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between the persons enumerated in Item 2, and any other person, with respect to any securities of IFTH.

CUSIP No. 456797109	Page 5 of 6
Item 7. Material to be Filed as Exhibits
Not applicable.

CUSIP No. 456797109	Page 6 of 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 10, 2008
/s/ Scott R. Silverman
Name: Scott R. Silverman